Filed by IAC/InterActiveCorp

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No. 000-026521

FINAL TRANSCRIPT

Conference Call Transcript

IACI - Q1 2005 InterActiveCorp Earnings Conference Call

Event Date/Time: May. 04. 2005 / 11:00AM ET

Event Duration: 1 hr 12 min

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FINAL TRANSCRIPT

May. 04. 2005 / 11:00AM, IACI - Q1 2005 InterActiveCorp Earnings Conference Call

CORPORATE PARTICIPANTS

Tom McInerney

 InterActiveCorp - CRO

Barry Diller

 InterActiveCorp - Chairman; CEO

Dara Khosrowshahi

 InterActiveCorp - President; CEO-IAC Travel

CONFERENCE CALL PARTICIPANTS

 Safa Rashtchy

 Piper Jaffray - Analyst

 Michael Savner

 Banc of America Securities - Analyst

 Anthony Noto

 Goldman Sachs - Analyst

 Paul Keung

 CIBC World Markets - Analyst

 Justin Post

 Merrill Lynch - Analyst

 Michael Millman

 Soleil Securities - Analyst

 Robert Peck

 Bear Stearns - Analyst

 Jeetil Patel

 Deutsche Bank Securities - Analyst

 Mark Mahaney

 American Technologies - Analyst

 Douglas Anmuth

 Lehman Brothers - Analyst

 Scott Kessler

 Standard & Poor’s - Analyst

 Martin Pyykkonen

 Janco Partners. - Analyst

 PRESENTATION

Operator

 Ladies and gentlemen, thank you for standing by, and welcome to the InteractiveCorp first quarter earnings conference. At this time, all lines are in a listen-only mode. Later, there will be an opportunity for questions. Instructions will be given at that time. If you should require assistance during the call, please press star, then 0, and as a reminder, this conference is being recorded.

I would now like to turn the conference over to Chief Financial Officer, Tom McInerney. Please go ahead, sir.

 Tom McInerney  - InterActiveCorp - CRO

 Thank you, Operator, and good morning, everyone. Joining me on this call today is Barry Diller, Chairman and CEO; Victor Kaufman, Vice Chairman; and Dara Khosrowshahi, CEO of IAC Travel.

As you know, we may during this call discuss our outlook for future performance. Also, you are aware that there are risks and uncertainties associated with these forward-looking statements and our results could be materially different from the views expressed today. These risks have been set forth in our public reports filed with the SEC. We will also discuss certain non-GAAP measures. I refer you to our press release in the Investor Relations section of our website for all comparable GAAP measures and full reconciliations.

Finally, in connection with both the spin-offs and the Ask Jeeves transaction, we have filed preliminary documents with the SEC. You are urged to read these documents, once final, because they will contain important information about the transactions, including interest of directors and officers [ Inaudible ] You can obtain free copies of documents filed by IAC and Ask Jeeves with the SEC. Go to the SEC’s website or by contacting each company’s Investor Relations team.

With that, Barry and Dara will each make some comments, then I will go through some additional items before going to your questions.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Good morning. Since our last earnings call, we’ve been quite active. Well, it’s IAC, so we will call it interactive.

We’ve announced the acquisitions of Ask Jeeves and Cornerstone brands, we’ve purchased 49.2 million shares of stock, we filed last week with the SEC on our Expedia spin-off, and our ability to successfully operate multiple businesses across the spectrum of interactivity has produced results. Revenue and earnings growth accelerated from the fourth quarter and margins expanded, so the year begins well.

Dara Khosrowshahi will brief you in greater detail about Travel. But right up front, what I would hope you would have noticed is that the Expedia businesses are not just weathering a difficult environment, they’re actually growing in one. While I doubt that we can expect this kind of growth quarter-to-quarter, it just shows you the real industrial strength of our Travel businesses and their ability to execute in all climes.

There’s been much talk these last months of the strengths and weaknesses of the businesses of what I will call New IAC. And while, again, prudence with caution, this quarter shouldn’t be taken as indicative of the kind of growth that IAC will deliver quarter after quarter. It does indicate the level of growth we can deliver in any given one.

All our businesses are now making strides that are measurable and quantifiable and are consistently hitting the dozens of key markers that we track every which way, and I believe are now beginning to all emerge from their embryos into a very coherent mass. So, a hodgepodge or mess, it isn’t, by any factual standards, but mass it certainly is. We manage our businesses for growth, but ultimately for cash, and the $640 million in free cash flow generated during the period strengthens our already-developed balance sheet.

Let’s now give some flavor to the businesses that generated that cash. HSN continues to execute exceedingly well and it’s in the figures, both financial and otherwise. HSN’s internal rallying cry, “Love the Customer,” continues to be a big part of how we look at everything we do in our retailing segment. The years of investments we’ve made in loving that customer continue to pay off and our nearly 5 million customers clearly know they’re receiving special care.

Since 2001, our average gross profit margin has increased by 3 percentage points and our average return rate has decreased by 3 percentage points. On the service side, shipping times at HSN are two days faster than they were three years ago. And our phone sales abandon rate has decreased by a third.

HSN.com is doing very well. Its revenue increased 24% year-over-year. And the site and the customer experience gets better and better. This past quarter we established online store fronts for watches, occasion jewelry, and intimate apparel. The winners in online retailing are those with unique offerings and multichannel capabilities. It’s a great advantage to have HSN’s 85 million on-air households in a symbiotic relationship with our dot-com offerings.

And HSN’s interactive ambitions are not limited to online. The final convergence is near, with a soon-live test that will provide shoppers with the ability to use the remote as they do the phone. Point it at the screen, click, and it’s at your door in a few days.

Finally, we’ve closed the acquisition of Cornerstone Brands on April 1. With its 32% online penetration and strong and established brands such as Frontgate, Ballard Designs, and Garnet Hill, Cornerstone is a deep plunge into great catalog retailing, in deepening HSN’s on-air product offering and in a deeply integrated online experience. Again, convergence opportunities do not end, given our experience and expertise across interactivity.

Ticketmaster, New IAC’s second most profitable segment, saw only modest revenue growth this quarter, but that belies its continuing progress. We sold a record amount of tickets and we’re thriving internationally, where we continue to see double-digit gains. International ticket revenue rose 25% and we’ve just acquired the remaining interest in Australian joint venture. We now have a presence in 17 markets outside the U.S. A highlight this quarter was the global fan club Internet presale and worldwide on-sale of 1 million tickets for U2’s Vertigo tour, an all-time high.

Ticketmaster’s strategy to sell more tickets better is more than a slogan. It actually works. New products and marketing initiatives more than doubled this year, with 8% of our domestic Ticketing volume coming from programs like auctions, alerts, presales, mail manager and discounting. The key to Ticketmaster’s sustainability is to be a true value-add to its clients. And all of these new products, their ingenuity, their investment, is how we’re going to keep extending that franchise.

For Personals, after a difficult year in 2004, we’re growing again. And while increased marketing is affecting reported results in the first half of the year, we do expect real revenue and profit growth before the year is done. Last quarter you might remember that we spoke about our management change and that we expected to reverse the decline. Well, sooner than we’d hoped, we’re now seeing the change, achieving all-time highs in both paid member count and subscription revenue.

Worldwide, we’ve added 91,000 new net subscribers in the first quarter, the highest organic growth increase in Match’s 10-year history. It was driven by a combination of core product enhancements and a great new campaign featuring the tagline, “Love is Complicated, Match is Simple.” As a matter of fact, I’ve decided to steal this excellent phrase. Old IAC, like love, was complicated. New IAC may not yet be lovable, but it is simpler, for sure.

Financial Services and Real Estate are now coming in to what we’ve been forecasting for a year now: Real, tangible growth. And it is now our fastest-growing segment. Revenue more than doubled and earnings more than tripled in the quarter. Lending Tree closed $9.6 billion in loans. I would have said “crazy” if anyone told me a few years ago I’d be making statements that my Company generated almost $10 billion in loans. But that is the serendipitous nature of Internet development and our ability to both recognize and fund an opportunity before the rest of the world puts its boots on.

The Real Estate businesses, while certainly still embryoing, are making progress, with nearly 700 million in closings in the quarter, an increase of more than 80% from last year. We now have critical mass of home listings available through our site, at 1.3 million versus the 400,000 that we had at the same time last year.

Everywhere at IAC we now see this kind of execution. Step by difficult step, we’re establishing our new businesses. I can’t tell you the number of people who said we’ll never have sufficient listings. But we’ve slogged through and now we’ve got them and we’re on our way with a comprehensive set of Real Estate products and our expanding network of brokers, agents and builders.

CitySearch continues its track to break even in the second quarter. Enough said for now.

Precision Response, after weathering two years of weaknesses in the teleservicing industry, is back in a growth mode. In addition to gains with existing clients, PRC was recently awarded 11 new clients.

Interval, our time share exchange business, which will stay with IAC after the spin-off, had a solid quarter, as it seems to do with clockwork, and expects the same for the balance of the year. Its plot for expansion is to establish a membership club – travel club, and the plans that we’ve seen to create an entirely new and home grown business from this excellent group are promising.

Our planning for the separation of our Travel assets from IAC has already produced real benefits. The two key executives, whose lives were rather abruptly changed when we appointed one, IAC’s CFO, to run Travel, and took the other, who’s been head of our Electronic Retailing businesses and made him CFO of IAC, have already had great impact on the operating clarity of each entity. You’re next going to hear from both and I’d be surprised if their confidence about the position and prospects for each part of the Company isn’t convincing.

I can tell you, my confidence in them grows every day. Beyond our strong balance sheet, beyond the leadership we have across multiple interactive brands, the great asset of the Company is in the intellectual capital that is everywhere found in our enterprises, allowing us to continue to innovate and grow established businesses, begin ones from scratch, and identify new opportunities for investment. That, together with our own maturity as managers, is the foundation for my conviction we will succeed over the long-term. Dara?

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 Thank you, Barry. Travel had a solid quarter, with gross bookings up 20% year-on-year, revenue up 14% and operating income before amortization up 32%. Now, I will be discussing the businesses comprising of Expedia Inc.’s host family, for the balance of my remarks. These businesses include TripAdvisor but excludes Interval and CDCS, both of which will be inside IAC going forward.

Expedia, Inc. gross bookings were up 23%, revenue was up 17%, and operating income before amortization was up 38%. Operating income before amortization growth, not including TripAdvisor, which wasn’t in our numbers in Q1 of last year, it would have been 26%, still a very healthy number. I will get into this a bit later, but some of the margin improvement that you’re seeing in our Q1 numbers is simply due to a shift of advertising spin from Q1 to Q2, relative to our spend last year.

Now, I think as you’ll see, our strategy of diversifying within the Travel category, which we began several years ago, is really working. Our investments in Europe, in corporate travel, high-end leisure, and the opaque channel and in the travel content and advice are paying off, providing a boost to our growth rates across the board.

We expect similar benefits over the coming years from our continuing investment in the Asia-Pacific region. Our broad presence gives us more ability to create more value for our travel partners, which in turn helps us provide great value for our consumers.

Let me start by discussing the performance of our international travel sites. International gross bookings and revenue grew by 60% and 52% respectively. Again, this does not include CDCS. This includes the international entities within New Expedia. These results were driven by our U.K. site, which has performed quite well, despite a weak U.K. sales environment and tough comps in Q1 of last year, but we continue to consistently and positively increase our share of audience and, we believe, transactions in that market.

Our other international businesses are considerably smaller than the U.K., but hopefully not for long. The German business is growing nicely with their e-package business, in particular, doubling versus last year, and both Expedia,fr business in France, which was launched last summer, and Expedia.it business in Italy, which we operated from a hotel-only site — a full-service travel site last year are gaining considerable traction. Meanwhile, our Canadian business continues to hit it smart, both on the top and bottom line.

Asia-Pacific is a relatively new investment area for us and I’m pleased with our progress this early in the game. We’re working closely with majority-owned eLong on a range of growth initiatives and the Apax team is building comprehensive inventory in the areas of merchant hotel and destination services across the region, to ensure that Expedia and Hotels.com sites around the world are the best places for consumers to plan and purchase travel to the Asia-Pacific region.

Now, shifting to our U.S. focus businesses. We’re underway with our Hotels.com repositioning as the hotel expert. The team is working closely with hotel-defined [ph] partners on a range of initiatives, aimed at improving value and site conversion, and we’re also beginning to work on a site redesign for even better consumer usability. It’s still early, but Hotels.com has enjoyed improvement in visitor share for four consecutive months now, according to Media Metrics.

Expedia.com, meanwhile, experienced stronger domestic performance on the top line, versus the fourth quarter. Hotel rooms [inaudible] and revenue growth trends are encouraging and we’re very happy with our car rental business, which has seen great year-on-year growth and [inaudible] Preferred Partner program.

In the corporate space, Expedia Corporate Travel bookings and revenue growth continue to accelerate. In addition to our best-in-class online booking experience and adoption rates, now at 85%, clients are attracted to an increasing array of services, such as VIP services, an international rate desk, and meeting services, which Expedia corporate — which makes the Expedia corporate travel a bonified full-service corporate travel agency. We continue to be the innovators in the space and have recently announced Trip Controller, the first on-demand free trip approval and auditing solution of its kind for corporate travel customers. We think that being the low-cost and innovation leader is a powerful combination in this marketplace.

Now let me turn to the numbers and talk about some trends that we see in ‘05. A significant amount of the P&L leverage that you’ve seen in Q1 is due to marketing spend that we’re essentially shifting from Q1 to Q2, relative to last year’s spend. This year we did not start with as much of a bang as last year, but we will keep spending marketing dollars deeper into the year. The practical result is that Q1 OIBA growth looks better than our underlying growth rate and Q2 will look worse. Note, too, that Q2 of last year, we had an unusual benefit of $6.4 million, related to the resolution of a contractual dispute. This is going to hurt ‘05 numbers from a comparative standpoint. We also started recording TA — TripAdvisor — results in Q2 of last year, which will normalize growth rates going forward.

If you put Q1 and Q2 together and you get rid of these timing issues, you get a clearer picture of our strong performance. For the first half of the year, we expect revenue growth in the low- to mid-teens and bottom line growth in the mid- to high-teens. And looking further forward in the year, we do expect to see Hotel inventory compression in certain markets during the peak stay seasons. We expect to execute well against this, but are externally mindful of this.

In addition, some of our early strengths will be offset by incremental expenses that we expect as a result of the spin-off costs and life as a public company. As a result, our outlook for the full year has not changed and we still expect bottom line growth in the low- to mid-teens for OIBA.

Now, last quarter, we laid out our game plan for 2005 and I’m happy to report that we’re executing against it. Let me elaborate a little bit. First, we continued to push on the international front, with international representing 22% of our gross booking versus 17% last year. Second, we’re executing on our Hotel Expert strategy, although it is still early on that front. Third, we told you that we’d be focusing on supplier relations and I’m happy to report on two hotel agreements that we just signed last week.

First, we extended our agreement with Hilton Hotels Corporation, who manages or franchises over 2200 hotels, including a variety of brands such as Hilton, Doubletree, Embassy Suites, Hampton Inn, Hilton Garden Inns, and Homewood suites. We’ve been working very successfully with Hilton and they’re already direct-connected to Expedia and this agreement extends Hilton’s working relationship with both Expedia and Hotels.com through the end of 2007.

We also signed a two-year agreement with Choice Hotels International, which provides Expedia and Hotels.com customers to over 5,000 choice hotels, including Comfort Inn, Comfort Suites, Quality, Sleep Inn, Clarion, MainStay Suites, EconoLodge and Roadway Inn. Our agreement with Choice included direct connect, which makes it easy and cost efficient for Choice to work with us and also ensures our customers receive access to all available rooms.

Now, back to our game plan. Fourth, we continue to improve marketing efficiencies and are very pleased with our progress over the last couple of quarters. Fifth, we’re effectively using scale to our advantage. Let me give you a little example. Expedia.it now has the highest audience share and we believe transaction share of all online travel agencies in Italy. This is a year after we launched a full-service travel site with a grand total of seven employees working on the point of sale and led by a terrific young executive, Adriano Meloni. This is only possible through the leverage and scale that we’ve achieved in our European operations supply and are developing what we believe is a truly global brand in Expedia.

Sixth, our multichannel approach continues to make traction and diversifies our demand base, with our rolling out our new packaging technology to our [inaudible] on the Hotels.com site, and are signing up a number of partners, including Korean Air and North American Airlines on the WWTE private label site.

And lastly, we’re continuing to make strides across our portfolio of brands, in TripAdvisor, Hotwire, Expedia Corporate Travel, and process [ph], all making progress. This is a dynamic and growing marketplace and we have a great team that’s only getting better. We’re confident that our relentless focus on execution and innovation across all fronts of our business will continue to build a great global business for years to come.

So with that, I turn it over to Tom.

 Tom McInerney  - InterActiveCorp - CRO

 Thanks, Dara. I want to address a few additional aspects of the overall Company Q1 performance and then a few specifics on some of the IAC businesses beyond the comments we’ve already made.

IAC had very strong performance, with revenue of 14% to 1.6 billion and operating income before amortization up 30%, to 253 million. Adjusted EPS was $0.22, up from $0.18 a year ago and GAAP EPS was $0.09, up from $0.05. Free cash flow for the quarter was $640 million, versus last year’s 579 million, up 11% year-over-year. Free cash flow did not grow as fast as operating income before amortization on a percentage basis, due mainly to lower client cash collected at Ticketmaster. This is cash that we collect on behalf of our clients and [inaudible] back to them, essentially the face value of the ticket, and in any given quarter it can jump up or down, depending on timing issues, as well as by slower growth in positive working capital we generate in a number of our businesses.

Note that we’ve revised our definition of free cash flow to include changes in Lending Tree loans Warehouse lines, in order to capture all of the cash flows related to this business. Lending Tree loans Warehouse line is a line of credit which is nonrecourse to IAC and is used to finance loans for the approximately 30 days pending resale. It almost directly offsets the amount of loans funded to consumers, that they have held for sale to third parties. This is to match the inflow with the outflow.

A few nonoperating items impacted our results this quarter. First, we had a charge related to realized and unrealized losses on marketable securities of $18 million pretax. As we have sold or planned to sell some of those securities prior to maturity in order to execute the Cornerstone acquisition and our share buyback plan, which [inaudible] the Ask Jeeves transaction, we’re required to mark these securities to market. Second, we sold a minority investment in the Italian Home Shopping business, resulting in a gain of $17 million pretax. These two items are below operating income before amortization, but do affect adjusted net income and adjusted EPS, although they essentially offset each other.

Third, we recorded income related to our 5.44% stake in EUE [ph] on a one-quarter lag. During Q4, EUE [ph] took a writedown and accordingly we recorded a charge of $21 million pretax. This item does not affect our adjusted net income or adjusted EPS.

If we look at the operating results on a post-spin basis, as reflected on page 1 of our release, the businesses which will comprise IAC after the spin-off had strong growth, with revenue up 13% to 1.2 billion and operating income before amortization up 25% to 143 million. This 25% figure reflects certain items I’d like to point out. First: Losses from TVTS of 4.6 million in Q1, 2005, are included in these numbers. TVTS is a travel business, which we previously intended to include in Expedia, but because we are unwinding it, it made sense to keep it in IAC. We’ll use some of the assets in our electronic retailing business.

In addition, these numbers do not include corporate expense because technically today, that corporate expense is supporting both Companies. But the vast majority of this expense will stay with IAC and supports our current group of businesses. If you include that expense with the IAC results in both periods, net of spin-off-related transaction expenses in the quarter of 4.9 million, the year-over-year growth rate is approximately 32%. I realized that’s a bit of a mouthful, but while we’re in this transitional phase heading up to the spin-off, I wanted to give you the Q1 growth rate for IAC that represents a true apples-to-apples type number for our true going-forward IAC operation.

With respect to our individual businesses, without being repetitive with Barry and Dara’s remarks, let me just comment on a couple of items of note in the quarter and going forward. [Inaudible] reported revenue growth of 6% and operating income before amortization growth of 36% year-over-year. While we’re extremely pleased with this performance, this level of operating leverage, which we also saw in Q4, is not typical. In Q1, we had a confluence of strong gross margin, lower variable costs due to a collection of initiatives, particularly in our call centers, and very strong fixed cost leverage. We’ve also indicated that we think — we can grow earnings faster than sales in this business, but the degree to which this happened in Q1 is not sustainable.

Going forward, we think top line growth in the high single digits and bottom line growth in the mid-teens, all before acquisitions, is a better planning assumption, especially in the second quarter, where we expect to feel the results of the slower than expected April in what feels like a somewhat sluggish retail environment. Of course, in Q2 we will also benefit from the inclusion of Cornerstone, which, as Barry mentioned, closes [inaudible]. Very early, the HSN and Cornerstone teams have gotten a good jump on the combination benefits we hope to see from that transaction. At the beginning of Q2, we will start to see Cornerstone products for sale, [inaudible] on air and on dot-com.

HSN International also posted improved results in the quarter, with revenue up 12% and operating income before amortization up more than two times on a small base. Note that HSN International results now exclude Euvia, which is treated as discontinued operations since we recently announced the pending sale and that’s expected to close in either late Q2 or early Q3.

One item of note: we’re currently testing an auction shopping service in the U.K. While not peak dollars, this test will cost a couple of million dollars in Q2, which will largely offset the profit from our other businesses in that segment. Excluding Euvia, HSN International was about break-even a year ago and we’d expect that to — slightly better in the second quarter.

Financial Services and Real Estate reported revenue growth of 166% and operating income before amortization growth of 215%, driven by lending, including the integration of Lending Tree loans, which has resulted in a realization of significantly higher revenue per transaction than historically. We had great profit growth in the segment, despite investing $5 million in Real Estate. In Q2, we expect to increase marketing spend in both lending and realestate.com. Our goal is to continue to grow both top and bottom line in the segment.

Ticketing reported only 4% revenue growth and operating income before amortization was flat with the prior year. We saw a lower mix of concert tickets versus the prior year, as on-sales for a number of major tours will occur in Q2 this year, versus Q1 last year. In addition, we continue to experience higher operating costs in certain areas, including domestic ticket royalties, but we believe over time we can offset this with other operating leverage, as we do foresee volume growth domestically and internationally for the balance of the year.

Overall, going forward, we said after our Q4 call that the businesses which will comprise IAC following the spin-off saw approximately 16% operating income before amortization growth for the full year of 2004 and this growth level is something we think we could meet or even exceed, if things go well, for the full year 2005. Q1’s results for the IAC businesses were obviously better than this.

For Q2, we would expect results generally in the mid-20s, for year-over-year growth, including the impact of Cornerstone for the full quarter. This implies an organic growth rate in the mid-teens with the biggest difference between that outlook and this quarter’s 25% being HSN having a tougher comp, as I discussed earlier.

On capitalization, we finished the quarter with net cash and securities of 4.2 billion, which consists of 4.2 billion of cash and marketable securities and net estimated value in excess of $2 billion for the DBE [ph] securities, and 2.2 billion in debt and preferred. Pro forma for the Cornerstone acquisition, the pending Euvia sale, and the remainder of our planned share buy-back program of 52.8 million shares, or 60% of the shares to be issued in the Ask Jeeves acquisition, is we will have approximately 2.6 billion in net cash and marketable securities before any operating cash flows in Q2 and beyond.

On our buyback activities, the Q1 numbers reflect the repurchase of 4.8 million shares through March 31. As of May 3, we have repurchased 49.2 million shares at an average price of $22.13. We will complete the planned 52.8 million by the end of this week.

Going forward, we will continue to look at our capital structure actively, the first priority always being investment in growing our businesses, and with future share buybacks, we have evaluated opportunistically based on capitalization, share price, and other investment opportunities at the time.

Finally, a note on the timing of the spin-off and the Ask Jeeves acquisition. We filed our preliminary proxies last week and based on this timing, we currently hope to close both of these transactions in late Q2 or early Q3. Of course, there’s a number of factors which could impact this timing.

Obviously, given this very strong quarter for both IAC and Expedia, we’re looking forward to completing these yields, moving forward with both Companies as strong and independent entities with good prospects. And with that, we will open it up to questions. We’d like to accommodate as many people as possible on this call, so we’d ask each questioner to limit their questions to just a couple. Operator?

 QUESTION AND ANSWER

Operator

 Thank you. [OPERATOR INSTRUCTIONS ] And our first question comes from Safa Rashtchy with Piper Jaffray. Please go ahead. Mr. Rashtchy, your line is open.

 Safa Rashtchy  - Piper Jaffray - Analyst

 Hello, can you hear me?

Operator

 Yes, we can now. Thank you.

 Safa Rashtchy  - Piper Jaffray - Analyst

 Thank you. A couple of questions. First, Dara, you might have covered this, but it was a bit difficult to hear you on the call. I wonder if you could give us some color as to what’s happening within the U.S. travel market in terms of the raw margins that you used to give? Please give us some color on that, in terms of the inventory availability and the competitive landscape. And I have a quick follow-up.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Raw margins and the competitive landscape, I think is what Mr. Rashtchy asked for.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 It was difficult hear you, Safa.

 Safa Rashtchy  - Piper Jaffray - Analyst

 Well, Dara, it was difficult to hear you earlier, which I think many people have noted!

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 As far as raw margins go, the trends that we see today are actually similar to the trends that we’ve seen for the past couple of quarters. Merchant hotel raw margins, year-over-year, are coming down similar to, again, what we saw the last couple of quarters and revenue per air ticket for the air business is also down, mostly due to our Hotwire business and also our packaging business.

With Hotwire, we’re in an environment where we have very high load factors, which — which obviously puts somewhat of a disadvantage for the Hotwire business, and the way that we have reacted to that is that we’ve created a new product in Hotwire, which we call — as an addition to our opaque product, which shows time windows for our consumer flight times. Previously, depending on the discounts that we could give our consumers, we would not give time windows and for some flights, we are giving time window, for flights in which we can’t give the kind of discounts that we have been in the past. That business, in general, is a lower margin business for us on Hotwire than the opaque business in which we don’t give time windows, which has reduced our air revenue per ticket.

So, that’s on the Hotwire side and on the packages side, we’re just being pretty aggressive on packaging pricing. We think that packaging is a real growth driver for our business. There are a lot of people who are competing with us there and we want to give our consumers a great deal on package pricing and as a result, we’ve taken our package margins down a bit and our air revenue per kind of packaged ticket has come down, as well.

Another factor for our revenue margins overall is the mix shift. If you noticed this quarter, our agency business grew a little bit faster than our merchants business and the agency business in general carries a lower revenue margin than our merchant business. So, there is a little bit of mix shift going on, as well.

From a competitive standpoint, I think the market is still very competitive. We’ve got Travelocity and Orbitz out there doing their best, but supplier-direct sites are also growing. So, there’s a lot of competition, but it’s a big market and we think we’re up for it.

 Safa Rashtchy  - Piper Jaffray - Analyst

 And a quick follow-up for you, Barry, if I may, since I can hear you very well, could you give us an update on your thoughts that, since last quarter when we talked, with the Ask Jeeves acquisition, has there been any changes in the marketplace in terms of how you would want to either incorporate Ask Jeeves or possibly at other properties, in terms of — [inaudible] your search models? Just give us an update –

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Sure. First of all, I mean there’s nothing — I mean — the thing — one of the many things you discover after you do all your due diligence and everything is you discover everything that’s there and for us, our discovery is that there is more there than we had thought. We thought we did a pretty good job in due diligence. They have a complete set of products. They’ve just added, with blogging, they’ve bought the leading blogging piece. They have internally or in prototype, all the products that they need to compete.

So, I do not see — I can’t say — you know, something might come up out of some wood pile — but I can’t see us being further acquisitive on the search side. What we are doing and have spent an immense amount of time, our goal really is is to have, in the sense of a hit-the-ground-running program, which means that the day that the transaction closes, we will have done all of the prework so that the plans that we have for integration will be very quickly achieved. We have a first 100 days plan post the acquisition. We’re going to, in the next weeks, come up with — with all sorts of metrics, which I think we’re going to tell you about, which are things that we believe we will achieve in the first year. We will mark ourselves accordingly and I think you can mark us accordingly as to hitting these goals that we’re setting for ourselves.

So all of the planning is underway. As a matter of fact, this afternoon, most of the afternoon is being devoted to the leaders of Ask Jeeves, addressing every one of our essentially 18 business lines and beginning the very detailed step process of how the IAC sites are going to add traffic and share for Ask Jeeves, which is our first year mantra.

 Safa Rashtchy  - Piper Jaffray - Analyst

 Okay, thank you very much.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Thank you. Next question.

Operator

 That will come from Michael Savner with Banc of America Securities. Please go ahead.

 Michael Savner  - Banc of America Securities - Analyst

 Good morning, thanks. A couple of questions for Dara and one for Tom, as well. Dara, just to get into a bit more detail on the package side of the business, you just mentioned that being a little more aggressive on the pricing side to drive growth, although we’ve still noticed that that growth rate continues to come down and that that kind of spread in growth between total bookings and package growth is now almost 1:1. Is there a change in that business, where you think there’s another leg of growth coming to spike it back up? Or is this the norm growth right now, where it’s going to grow with gross bookings?

And then on — kind of switching gears — at eLong, do you think that eLong has the capacity you need to grow the Asian market or will you look to make other acquisitions to build out that capacity?

And then the one quick question for Tom, and I’m sorry if you mentioned this and I missed it, but given the aggressive repurchases in the month of April getting you already very close to the 60% buyback for the Jeeves deal, is the thought process that you would continue to do those share repurchases and maybe go up to 75 or 100% of that deal? Thanks.

Hello?

 Barry Diller  - InterActiveCorp - Chairman; CEO

 No, no he can’t, sorry.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 On the packages, part of the slowdown that you’ve seen on the packages growth rate is because certain markets that are heavy in packages have actually seen pretty significant compression, as far as inventory goes. So, for example, the [inaudible] market is — is a big package market and occupancy there is historically high. Same goes for the Orlando market, as well. So, there is a bit of inventory compression going on in there and I think on the packages business, we’re very much focused on it, we’re — we’re pretty aggressive there and over the past couple of months, as least, we’ve seen encouraging signs.

So, I — our goal is currently for our packages, revenue growth, and gross bookings growth to exceed that of the main line gross bookings growth, and I think that’s something that’s achievable.

As for as eLong goes, they are very focused on the — on the China market. I think it’s a number 9 worldwide travel market. People expect it to be the number 2 market 10 years from now. So, there’s plenty of growth and plenty of execution in the Chinese market for eLong and that’s where they’re going to focus. And to the extent that we grow and enter other markets in the Asia-Pacific region, we will build and we might buy opportunistically, as well.

 Tom McInerney  - InterActiveCorp - CRO

 And, Michael, on the repurchase question, we’re going to complete the 52.8 million shares, which is the 60% that we committed to. We should complete that this week at what we think is an attractive price and we’re going to stop at this moment and — as I said in my remarks, I think we’ll now be looking at our capital structure the way we always have, on an opportunistic basis. We’ve, through the Cornerstone acquisition and this buyback, we’ll have complete, will have had substantially reduced the — the excess capitalization that we agreed we had and now we can focus on investment in the businesses, with buybacks a continued possibility in the future, if circumstances warrant.

 Michael Savner  - Banc of America Securities - Analyst

 Great, thanks very much.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Next question, please.

Operator

 Thank you. That will come from Anthony Noto with Goldman Sachs. Go ahead, please.

 Anthony Noto  - Goldman Sachs - Analyst

 Thank you very much. The first question is on Financial Services and Real Estate and then one on Travel, specifically on Hotels.com. If I look at the Financial Services revenue that you reported, of — for rounding purposes, $106 million, it was up about $66 million on an absolute basis versus March of ‘04 and I’m just wondering, Barry, Tom, if you could break out the key drivers of that incremental $66 million, both organically and then acquisition, and then if there’s any other granularity in terms of transactions or revenue per transaction rate.

And the second question is on Hotels.com. I will just follow up with that after the first.

 Tom McInerney  - InterActiveCorp - CRO

 Sure — it’s Tom. On the — first of all, on the Lending Tree and Financial Services, we’re seeing good growth in both the Lending and the Real Estate side. So, both of those are material increases, or drivers of the revenue growth, although obviously Lending substantially larger than Real Estate because it’s newer, but both of those contributed to that — those overall results.

On organic, in the Lending Tree loans question, just a little bit of background — some people may know this or may not know this — but Lending Tree loans was essentially built — or a substantial piece of their business was built — by tying into Lending Tree and using leads — customer leads — from the Lending Tree exchange network. And, in essence, the effectiveness of Lending Tree at driving customers to Lending Tree loans was what allowed Lending Tree loans to build a very substantial business in a short period of time.

So, when we bought that, in essence we were able to integrate it very quickly and are really running it kind of as a combined business, both the exchange — lead generation, a significant percentage of those go to Lending Tree loans and a significant percentage of Lending Tree loans —

loans, closings come from the exchanges. So we’re really thinking of that as one business. Because that business has been built that way, we were able to buy it for a very modest amount of capital relative to its now contribution to our overall results. So, we’re not going to break it out. We think of it as one business kind of from start to finish.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 But it was a great acquisition and it’s changed the nature, really of our business. And certainly it’s the big accelerator, us being in this direct brokerage business.

 Tom McInerney  - InterActiveCorp - CRO

 We spent less than $100 million on the purchase with a very small –

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Far less, far, far, far less.

 Tom McInerney  - InterActiveCorp - CRO

 Far, far, far less.

 Anthony Noto  - Goldman Sachs - Analyst

 So, is $106 million a good proxy for the sort of run rate, sort of all else being equal?

 Barry Diller  - InterActiveCorp - Chairman; CEO

 No. I don’t - sorry. Tom?

 Tom McInerney  - InterActiveCorp - CRO

 I think the growth we saw in this quarter is real. And we closed Lending Tree loans, which is, you know, the integration of that is a big piece of the growth, in December of last year and we expect to continue, at least for the near-term, this rate of growth directionally — and don’t take the literal percentage in Q1, which was extraordinary, and extrapolate that over the entire year — but we expect to get good growth out of our lending business over the course of ‘05.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 And they’re just beginning. This is very, very fresh and working out the integration between the Lending Tree exchange and the LTL business. LTL’s ability to - to essentially hire and train people on the floor is something of a gating issue, but it’s one of those very good issues. They’re — they’re expanding and expanding and expanding to take in the volume, the increased volume that has come.

So, I think it’s very early days for us, very, very early days, but the prospects are greater, of course, and I think you can see it in the figures. They’re greater, of course, than we had anticipated at the early stage.

 Anthony Noto  - Goldman Sachs - Analyst

 The second question was on Hotels.com and if we could just get an update in two regards: One, on the integration, on the technology with Expedia, in terms of inventory and merchandising management. And then second, you know, the bookings growth year-over-year is down 2%, which I know is slightly better than the 4% declines seen in the fourth quarter, but I imagine the net revenue growth at Hotels.com is probably worse than down 2%, because you’re pricing both volume issues and rate issues. So,

I just wondered if you could give us a little bit more clarity beyond the gross bookings line as it relates specifically to Hotels.com. Thanks.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 I think on Hotels.com, the technology integration is going well. The back end, essentially, that’s going to be the common back end to both Hotels.com and Expedia, is built out and now is a process of moving over the content, moving over the inventory from one site to the other, and making sure that we don’t miss a beat on that.

That is something that will be happening kind of late Q2/Q3. It is — it is a very significant executional job. You’ve got kind of 20,000 or so hotels on Hotels.com that you’re going to have to move over to — over to our new system and we’re well underway, but there is that confusion there.

As far as the gross bookings for Hotels.com, the top line is an improvement, but we have a long way to go. We’re working on a site redesign. We’re also now focusing Hotels.com, not just on hotel products, but on our lodging product, which is broader than most of our competition. So, for example, we launched a site called VacationSpot, which focuses on condominium-type rentals, hotels with kitchens, et cetera. And we’re getting Bed and Breakfast inventory on Hotels.com.

So, we think that is pushing the idea of being a hotel specialist. We think having inventory that our competition doesn’t have is — is a step in the right direction and hopefully will show up in gross bookings going forward.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Thanks, next question.

Operator

 Thank you. That will come from Paul Keung with CIBC. Please go ahead.

 Paul Keung  - CIBC World Markets - Analyst

 Yes, thanks. Good morning.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Good morning.

 Paul Keung  - CIBC World Markets - Analyst

 I have a couple of questions. I guess, first one relates to a comment made earlier by Tom regarding the softness in April. Is that slowing growth specific to HSN? Did you see that extend to [inaudible] and Travel and univerticals [ph]? And then the second question is on local services. Can you give us an update on the integration of EPI, CitySearch, ServiceMagic, and specifically, is what returns have you seen thus far from the integration of your local sales force there?

 Tom McInerney  - InterActiveCorp - CRO

 For the common, Paul, was very specific to HSN and in that business, given the nature of it, it’s always a little hard to extrapolate what’s environmental and what is just specific to things we have going on in a quarter. We were up slightly in April. Cornerstone had a very good April, so, it did not extend to our other businesses in retailing or in nonretailing. I think — it was certainly not extremely negative. I mentioned it only because the Q1 results were so strong that it was one of the things that tempered our outlook just a touch on Q2, and it remains the same. I think gas prices have certainly taken a toll on the consumer and that’s the one thing we can point to.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 On our local media effort, CitySearch and ServiceMagic continue the integration program of the exact match, which has really just begun, a short while ago, has just become integrated and EPI continues its — all of its initiatives. I would say that — that if you looked at it, the — the big issue is, of course, getting to this break-even goal for CitySearch, which, as we say, we believe increasingly, with some — we increasingly believe that in the next quarter, we will break even at CitySearch and it will be sustained.

We — the next real pieces are with ServiceMagic to expand their network, which, again, is an issue of them being able to hire people on the floor so that they can expand the number of businesses that are in their network. That’s going at pace.

And EPI is both establishing — I would say both tinkering with its basic book, making it fresher, and doing very well with — with its Rewards program and its initial emerging online effort. So — but it’s kind of in that — in that priority.

Next question, please.

Operator

 Thank you, that will be from Justin Post with Merrill Lynch. Please go ahead.

 Justin Post  - Merrill Lynch - Analyst

 Wondering if you could talk a little bit about the marketing efficiencies in travel? And then maybe a little bit more about gross profit on HSN, just to see if there’s a fundamental change in your business. As far as marketing efficiencies, obviously traffic was up quite a bit to travel. Just wondering, if you are doing things more efficient, if you can talk a little bit about that. It doesn’t feel like there will be lasting effects of that, but maybe you can clarify that a little bit more.

And then, on the gross profit, was there a specific product that really drove the year-over-year increase in the first quarter? I might have missed that.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 On the marketing efficiencies, I don’t want to — by any means — indicate that — that all of the marketing efficiency is due to timing. We are very much focused this year on driving marketing efficiencies across our businesses and especially on Expedia.com, the North American business, our folks there are doing a great job. Our search engine marketing is — is, I’d say more efficient, has been getting better. And we’re very much focused on conversion, on what kind of placements we purchased. On — on kind of the language, on — that we used. And I think that very specific focus has paid off on — search engine optimizations in another area that we’re focused on, that’s working.

So, I’d say in general our online marketing is doing quite well and we think our offline messaging is — is quite effective, as well. So, my — our expectation for the year is certainly that we will achieve some marketing efficiencies.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 We’re certainly making — I mean all over the place — real, real strides in making the marketing actually more efficient. I mean, so — yes, Tom, go ahead.

 Tom McInerney  - InterActiveCorp - CRO

 On the HSN gross profit, there’s a number of things that go into that. I would say there was no one product or even product classification that drove it. We really just had the confluence of a really good quarter on both product margin, which is literally the price less the cost of the product, and the other elements of gross profit that go in there, including the filming costs and things like that. As I say, the initiatives that our team is — is utilizing to drive that: better product quality, lower return rates, increased scale and efficiency in our fulfillment operations, are all very real.

So, it’s good stuff that’s behind it and it’s not just kind of a one-time aberrational thing. That said, you can’t, for all the obvious reasons, count on that kind of gross profit expansion quarter after quarter, but I think — like Dara’s remarks up front, it’s the kind of thing that can happen when we’re firing on all cylinders and this quarter it happened.

 Justin Post  - Merrill Lynch - Analyst

 Great, and one follow-up real quick. On the TripAdvisor, it looks like you added it in on a revenue basis this quarter. I don’t think it had a material impact. Was there a material revenue impact from adding it in on a year-over-year basis in the quarter?

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 For New Expedia, I’m guessing that the revenue impact will be about 2 points. Not a big number.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Thank you. Next question, please.

Operator

 Thank you. That will be from Michael Millman with Soleil Securities. Please go ahead.

 Michael Millman  - Soleil Securities - Analyst

 Thank you, that’s Soleil Securities. I guess a couple of questions. Last night, one of the companies in the travel space indicated that they were seeing European online adoption at a much — or you said — a much slower rate than they saw in the U.S., a comparable stage in development, and I was wondering if you could comment on that.

Also, I was curious about whether the Spitzer or how you saw the Spitzer probe on spyware affecting, generally, Search or maybe profitability in Search. On the agency —

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Well, that’s a couple. Let’s do those. So, Dara?

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 Okay. As far as European online adoption rates, we — we haven’t seen anything broad there. We certainly have seen some weakness in the general U.K. retail and travel markets in Q1. But, I think we’re gaining share there and executing very, very well and frankly we’re hitting on all cylinders, in the German, the French, Italian market. So, to the extent that there’s a surprisingly lower online adoption rate is not something that we have specifically seen, at least broadly in Europe, but it’s something that we will look into.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 As far as the issues on spyware and adware that have recently been raised, relative to — I know, the Attorney General has dove into, we are confident that Ask Jeeves doesn’t have an issue with either spyware or adware, full stop. It is an issue, obviously, but it is not our issue. And that’s that. Next question, please?

Operator

 Thank you. That will come from Robert Peck with Bear Stearns. Please go ahead.

 Robert Peck  - Bear Stearns - Analyst

 Yes, most of my questions have already been answered. But on some one-time items, can you give us a little more color on HSN International and how much of the impact was from Euvia?

Also, as well, can you talk about Ticketing and maybe try to quantify how much of the impact was from former — the NHL. The missed NHL season? And then I have one follow-up.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 Sure. Euvia, we reflected Euvia as a discontinued op in the quarter. So, none of those recorded results were — electronic, retail, interagency, and International — was from — was from the Euvia operation. Basically we’re making some progress after a very difficult 2004 at HSE24, which is our German home shopping business. We saw modest sales growth in Q1 and good poster on the profit side and we’re optimistic, guardedly optimistic, but optimistic for the balance of the year.

We also have a nascent business in the U.K.. It’s very early stage, but it’s contributing well to growth and modest profits, which is a quiz business. Interactive quiz business in the U.K. So, both of those things are really what drove the Q1 results.

The NHL was not a big impact for Ticketmaster in the quarter. I will pull the exact numbers in a second, but it was, I think less than a million ticket impact and was not a key driver of the results.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Next question.

Operator

 Thank you. That will come from Jeetil Patel with Deutsche Bank. Please go ahead.

 Jeetil Patel  - Deutsche Bank Securities - Analyst

 Yes, thank you. Two question. First of all, on the travel business, I guess I’m trying to better understand the dynamics here, which — obviously, supply has been somewhat of a constraining factor in the marketplace, as you look at your travel business on a intermediate term basis and at the same time, you’re increasing your marketing expenses in the short run to stimulate demand. Can you talk about —

 Barry Diller  - InterActiveCorp - Chairman; CEO

 No, we’re not –

 Jeetil Patel  - Deutsche Bank Securities - Analyst

 Well, I mean marketing going up in Q2. It seems like — can you talk about how that factors in? Is that just more seasonal in nature that’s driving that?

And secondly, as you look at the travel business, do you think that as we get into the back half of the year, we’ll finally see some stabilization on the pure raw margin side, particularly as you comp against last year’s kind of starting — the beginning of the decline on the raw margin line, as you look at the back half of this year.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 On the marketing side again, I want to stress that we do expect to get overall marketing efficiencies as far as our spend goes. And when you compare Q1 and Q2, it is a timing issue, it’s a change in the strategy as far as how we’re spending on marketing this year, and whereas last year we started off much more aggressively and arguably lost a bit of share as the year wore on, this year, we’re starting a little more conservatively. The marketing spend has been very successful. Clearly, we’re pretty happy with our comp line, both on a domestic and an international basis, and we’re spending deeper into the year, which we think should give us good momentum going forward on the gross bookings side. So, I think, you know, on the marketing side, we’re — we’re very, very happy with execution.

The inventory issue — typically the inventory this quarter has been very good. And we’re executing well against it. And, you know, that becomes more of a challenge as the year wears on, but we think — we think we’re totally up for it. It’s too soon to tell how that’s going — how that’s going to shape out.

What was the second question? Oh, on — on raw margins. It’s tough to tell. I think that part of our job as — as your management, is to drive efficiency into this business as it grows. And — and as the travel market grows, as the online travel market grows faster with that, we get real efficiencies with scale and we get to take some of those efficiencies and I think we give some of those efficiencies back to our supplier. We give a whole lot of those efficiencies back to our customers. That’s why we’ve been more aggressive in Packaging pricing, for example. And then we get to pocket some of those efficiencies. And for us, our job as management is to balance those, and frankly, take care of those three constituencies. We expect to do that going forward.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Thank you, next question.

Operator

 Thank you. That will come from Mark Mahaney with American Technologies. Go ahead, please.

 Mark Mahaney  - American Technologies - Analyst

 Thank you very much. Two quick questions. What’s the right organic Travel revenue growth for the March quarter relative to the 17% reported in December? And secondly, when could — what’s a reasonable expectation for when Hotels.com booking will start to stabilize and grow again? Is it the fourth quarter? Or are you willing to put a stake in the sand? Thank you very much.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Maybe you’ve got to start again, Dara. Unfortunately I put us on mute. Not at the very, very beginning. Sorry!

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 For the organic growth rate, as far as revenue, this quarter was around 15%, if you exclude TripAdvisor. For New Expedia, I don’t know what the comp is for Q4 and as we move on, hopefully we can get you better comparables going backwards and forwards.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Margin?

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 Yes, and —

 Barry Diller  - InterActiveCorp - Chairman; CEO

 — I think — well, hopefully you’ve got it out there and if you haven’t, somebody can follow up with it. Hotels, sorry.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 On Hotels.com, gross bookings, we expect those comps to improve as the year goes on. And Q1, you have to note that Hotels.com comps versus last year of Q1, are very, very [inaudible]. Last year Q1 they had 44% gross bookings growth. That gross bookings growth came down as the year went on. So, our expectation is for you to see improvement in Hotels.com’s gross bookings growth later in the year as, frankly, with each quarter going forward.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Next question, please.

Operator

 Thank you. That will come from Douglas Anmuth with Lehman Brothers. Go ahead, please.

 Douglas Anmuth  - Lehman Brothers - Analyst

 Thank you. I just wanted to go back to the Financial Services business, given that it drove a good amount of upside during the quarter here.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Sure.

 Douglas Anmuth  - Lehman Brothers - Analyst

 Around the origination business: Can you talk in a little bit more detail about how you are limiting the risk exposure from the loans that you’re taking on? And then secondly, is there any update on the MSN travel contract that runs through next month, I believe? Thank you.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Tom, why don’t you — I mean, I can tell you just overall, this is a topic for us that since the very beginning of getting into this brokerage business, the direct, that we were all on top of before we got into it. We’ve got all sorts of mechanisms, checks, balances, et cetera, dealing with risk. We think overall, and our board shares this, that there is minimal risk in our getting into this business. But Tom, do you want to elaborate on that in any way?

 Tom McInerney  - InterActiveCorp - CRO

 Yes. The basic mechanics of the business are — they are entering into interest rate locks and subsequently closing a loan with the consumer and immediately selling it. And so, a couple of points. One is, they actually own the loan and have any risk that comes with the loan, for basically no period of time. They’re selling it as soon as they fund it, other than pulling together the paperwork and completing the process. So, in Lending Tree loan’s history, I think they’ve had a problem from a credit perspective with one loan out of 30,000 or something like that, and that one, they still haven’t suffered a loss on. There’s not a lending risk, in that sense.

And the other risk that we look at and manage that we’re entirely comfortable with, is just interest rate risk, because obviously interest rates could move for that brief period of time because they’re, in essence, hedging as soon as they make any kind of commitment, and — either liquid and obviously markets and everything, that goes away.

So, it’s something, as Barry said, we look very closely at. We’ve looked at the history for the years they’ve been in business and currently — and they’re closing in their name, but they’re essentially getting rid of the loan immediately. So, i’s not a lending operation in that sense. They own it, but we [inaudible].

 Barry Diller  - InterActiveCorp - Chairman; CEO

 And on MSN. MSN is a great partner and we’re confident we will renew with them.

 Douglas Anmuth  - Lehman Brothers - Analyst

 Great, thank you.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Next question.

Operator

 Thank you. We will go to Scott Kessler with Standard and Poor’s. Go ahead, please.

 Scott Kessler  - Standard & Poor’s - Analyst

 Thank you very much. Two quick questions. The first is, when should the reworking of Hotels.com be completed? And second, are you satisfied at this point with the assets you have in the travel business? Or are you going to look to do some acquisitions perhaps after the spin-off? Thanks a lot.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 On Hotels.com, listen, it’s going to be an ongoing process. I think that you will — that the user experience — you will see something different on the site, et cetera, in the Q4/Q1 timeframe and every day the team is there working on this transformation and improving the experience.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 The thing is, it’s a very good brand, Hotels.com. What happened to Hotels.com, obviously is, for a period of time it lost its supply advantage and its price advantage. But it’s a very good brand in the eyes of the consumer. The work that they’re doing, which is to become the hotel expert in every which way and then market accordingly, I think is going to have a good effect on what is already a good brand. Go ahead.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 And also just to add on Hotels.com, we have enjoyed an improvement in visitor share for the past four months, so, we certainly think from a consumer standpoint, we are seeing encouraging trends. What was your second question —

 Scott Kessler  - Standard & Poor’s - Analyst

 Wanted to know about acquisitions.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 Yes, the acquisitions, we’re certainly happy with the asset base we have right now. And we are confident going forward.

 Scott Kessler  - Standard & Poor’s - Analyst

 There’s nothing, though, you crave?

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 No.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Okay, we will do one more question, please.

Operator

 Thank you. That will come from Martin Pyykkonen with Janco Partners. Go ahead, please.

 Martin Pyykkonen  - Janco Partners. - Analyst

 Thanks. Two OIBA kind of questions. First one on ECT corporate travel. As you go out over the next year or even into two years or so, I’m curious and I’m assuming that would accretive to overall travel margins, partly because I think you’re focused on kind of the sweet part of middle market, where the costs don’t get exorbitant to serve, but I wanted to get a sense if that’s true on any kind of scale.

And then, secondly for Barry, on the legal media. If you look at the last two full years, OIBA margin for that has been about 10%, but obviously, there is a very sharp seasonality and I’m curious again if you look a year or two out on a full-year basis, if 10% has been the range the last couple of years, where you think that might trend to or normalize at? Thanks.

 Dara Khosrowshahi  - InterActiveCorp - President; CEO-IAC Travel

 Just on ECT, we’re still in investment mode in ECT. It’s — it’s an area that we believe has huge growth ahead of it. So, it’s net negative at OIBA this year. We fully expect to heat break-even later in if the year. And after that it certainly will contribute to our margins going forward.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 I expect that this will grow, it should grow. Once we reach, again, break-even, once these other initiatives of ours get in line, it’s leverage and scale. I mean, the beauty of the businesses we’re in is once you get to critical mass and you start scaling it, margins really ought to follow. I can’t tell you exactly when, exactly where, what, but I think with what the momentum is now, I think it’s an inevitable result.

 Martin Pyykkonen  - Janco Partners. - Analyst

 Not to pin you to a guidance kind of question, but on local media, if it’s about 10% full-year now and Travel, we see can be sustained around 30%, can it go towards the travel kind of margin range? Is that kind of the internal view? Or short of that or greater than that?

 Tom McInerney  - InterActiveCorp - CRO

 Just one — it’s Tom. Just one comment. You may be looking at local, as we recorded it last year. It included TripAdvisor. So, if you — if you back TripAdvisor out of that, the local business as it’s currently constructed, it will go forward with really a low single digit margin, which reflected the fact that we had losses last year for the full year in the CitySearch business. And when you take Barry’s comments about imminent profitability at CitySearch, couple that with what we very much hope and expect will be a much better year at EPI and the initiatives at ServiceMagic, we expect significant margin improvement in local — kind of apples-to-apples, once you take TripAdvisor out in 2005.

It’s way too premature to say where that goes, longer term. We’re just turning the corner on profitability in one component of that, but the characteristics of the business should lead to a very good margin leverage over time.

 Barry Diller  - InterActiveCorp - Chairman; CEO

 Thank you all very much. We appreciate your coming on the call and talking with us and we will see you all again next quarter.

Operator

 Thank you. Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

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